

April 7, 2021

Larry Sorsby
Chief Financial Officer
Hovnanian Enterprises Inc.
90 Matawan Rd, Fifth Floor
Matawan, NJ 07747

> **Re: Hovnanian Enterprises Inc.**
> **Form 10-K for the year ended October 31, 2020**
> **Filed December 22, 2020**
> **File No. 001-08551**

Dear Mr. Sorsby:

We have reviewed your March 24, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2021 letter.

Form 10-K for the year ended October 31, 2020

Note 3. Summary of Significant Accounting Policies, page 64

1. We note your response to comment 1 in which you state that you recognize revenue for home sales in accordance with ASC 606-10 when the title is conveyed to the buyer, adequate initial and continuing investments have been received and there is no continued involvement. It is unclear how this policy complies with the provisions of ASC 606-10-25-3, which requires revenue to be recognized when control is transferred to a customer. Please clarify your disclosure. Additionally, expand your disclosure to discuss how the Company accounts for sales commissions paid in advance of closing, to the extent material. Tell us if the Company typically offers customers sales incentives and the nature of those incentives. To the extent material, expand your disclosure to highlight the amounts of such incentives for each of the periods presented and how the Company

accounts for such incentives, including their impact on the determination of transaction price.

Note 9. Senior Notes and Credit Facilities, page 73

2.   We note your response to comment 2. In order to better understand the Company's determination that it was experiencing financial difficulties, please further tell us how you considered the guidance in ASC 470-60-55-7 through ASC 470-60-55-9. Notwithstanding your determination that you were experiencing financial difficulties, tell us what consideration you gave to including a discussion of the fiscal year 2020 exchange and refinancing transactions within the Liquidity and Capital resources section of your MD&A to highlight the facts and circumstances that led to such transactions, including the reasons for your creditors' willingness to accept such exchange. Given the Company's determination that it was experiencing financial difficulties as defined in ASC 470-60, please confirm to us that in future filings you will fully address any material known uncertainties or trends regarding the Company's inability to obtain financing from creditors at the then-current market rates. Please refer to Item 303(a) of Regulation S-K.

Note 20. Investments in Unconsolidated Homebuilding and Land Development Joint Ventures, page 94

3.   We note your response to comment 3. In future filings, please include clarifying disclosure similar to what is noted in your response outlining the reasons for the significant difference in the amount of your share of net income from your investments in unconsolidated entities compared to the aggregate joint venture income given the expectation that for such entities your ownership percentages would typically be between 20% and 50%.

        You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction